EXHIBIT 2
                                                                    Sub-Item 77C

             DREYFUS MASSACHUSETTS INTERMEDIATE MUNICIPAL BOND FUND

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

   A Special Meeting of Shareholders was held on March 1, 2007. Below are the total shares entitled to vote at the meeting, and the number of shares represented at the respective meeting, either in person or by proxy.

                        Total Shares entitled         Shares Represented
                        to vote at meeting            at Meeting, in person
                                                      or by Proxy

                        5,106,833.739                 3,127,877.240
                        -------------------           -----------------

   The following matter was duly approved by the holders of the outstanding Shares of Dreyfus Massachusetts Intermediate Municipal Bond Fund:

            To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the fund to the Massachusetts Series (the "Acquiring Fund") of Dreyfus Premier State Municipal Bond Fund, in exchange for Class Z shares of the Acquiring Fund having an aggregate net asset value equal to the value of the fund's net assets and the assumption by the Acquiring Fund of the fund's stated liabilities, and the pro rata distribution of those shares to the fund's shareholders and subsequent termination of the fund.


                 Affirmative Votes           Negative Votes    Abstained Votes

                 2,582,035.469               150,018.644       395,823.127
                 ------------------          ---------------   -----------